Filed Pursuant to Rule 433

Registration Statement No. 333-187398

August 12, 2013

Final Term Sheet

Issuer:	Westar Energy, Inc.

Issue of Securities:	First Mortgage Bonds, 4.625% Series due 2043

Legal Format:	SEC Registered

Ratings*:	Moody’s: A3 (stable); S&P: A- (positive); Fitch: A- (stable)

Principal Amount:	$250,000,000

Trade Date:	August 12, 2013

Settlement Date:	August 19, 2013 (T+5)

Interest Payment Dates:	Semi-annually on March 1 and September 1, beginning on March 1, 2014.

Maturity Date:	September 1, 2043

Benchmark Treasury:	2.875% due May 15, 2043

Benchmark Treasury Price/Yield:	85-8+/3.695%

Spread to Benchmark Treasury:	+93 basis points

Yield to Maturity:	4.625%

Coupon:	4.625%

Public Offering Price:	99.998%

Optional Redemption:	Prior to March 1, 2043, at any time at a discount rate of Treasury plus 15 basis points. On or after March 1, 2043, at any time at par.

Issuance of Additional Bonds:	As of June 30, 2013, approximately $405 million principal amount of additional First Mortgage Bonds could be issued under the most restrictive provisions of the company’s mortgage, taking into account the issuance of $250,000,000 of First Mortgage Bonds offered hereby and the use of proceeds described in “Use of Proceeds” in the prospectus supplement.

Gross Spread:	0.875%

Net Proceeds (before expenses):	Approximately $247,807,500 after deducting the underwriters’ discount.

CUSIP/ISIN:	95709TAK6/ US95709TAK60

Joint Book-Running Managers:	Mitsubishi UFJ Securities (USA), Inc. UBS Securities LLC Wells Fargo Securities, LLC

Senior Co-Manager:	U.S. Bancorp Investments, Inc.

Co-Managers:	Barclays Capital Inc. Deutsche Bank Securities Inc. Goldman, Sachs & Co. Samuel A. Ramirez & Company, Inc.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Issuer has filed a registration statement (including a prospectus and a preliminary prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and preliminary prospectus supplement relating to the securities described above in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you a prospectus and prospectus supplement if you request it by calling Mitsubishi UFJ Securities (USA), Inc. toll-free at (877) 649-6848, UBS Securities LLC toll-free at (877) 827-6444, extension 561 3884 or Wells Fargo Securities, LLC toll-free at (800) 326-5897.